Madison Paige Securities LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69621

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Madison Paige Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue, 47th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shari Rothenberg (908) 743-1307
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Madison Paige Securities LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Independent Auditors' Report.

[x]   Facing Page.

[x]   Statement of Financial Condition.

[ ]   Statement of Operations.

[ ]   Statement of Changes in Member's Equity.

[ ]   Statement of Cash Flows.

[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).

[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]   An Affirmation.

[ ]   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

[ ]   Independent Auditors' Report Regarding Rule 15c3-3 exemption

[ ]   Rule 15c3-3 Exemption Report**

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).







AFFIRMATION

I, Gary Herschitz, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Madison Paige Securities LLC at December 31, 2020, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO
Title

Subscribed and sworn

to before me
February 25, 2021

JASON SOLOW
Notary Public - State of New York
NO 01SO6152275
Qualified in Nassau County
My Commission Expires 09/05/2022



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Madison Paige Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Madison Paige Securities LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Madison Paige Securities LLC's auditor since 2016

New York, NY

February 22, 2021

Madison Paige Securities LLC
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	200,586
Receivable from clearing broker, net		646,198
Prepaid expenses		1,888
Total assets	$	848,672

Liabilities and Members' Equity		
Liabilities		
Accrued expenses	$	315,375
Due to member		16,042
Total liabilities		331,417
Members' Equity		517,255
Total liabilities and members' equity	$	848,672

The accompanying notes are an integral part of this financial statement.

1. **Organization and Nature of Business**

    Madison Paige Securities LLC (the "Company") is a New York limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business activity is the brokering of corporate and government debt securities.

    The Company provides broking services in the capacity of a matched principal or counterparty, serving as an intermediary to match, in whole or in part, the interests of identified buyers and sellers. The Company may purchase or sell bonds as a dealer to facilitate counterparty goals. Most of the Company's dealer transactions are done on a riskless basis.

    The Company provides certain sales and consulting services on whole loans relating to small business loan programs.

2. **Summary of Significant Accounting Policies**

    a) **Basis of Presentation**
    These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    b) **Revenue Recognition**
    The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

    Principal Transactions:
    The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

2.   **Summary of Significant Accounting Policies (continued)**

b)   **Revenue Recognition (continued)**

Loan Service:

The Company provides advisory services on mortgage related assets. Revenue for advisory arrangements is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Significant Judgment

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

c)   **Concentration of Credit Risk**

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. In addition, the Company's receivable from its clearing broker represents a concentration of credit risk. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these assets.

d)   **Taxes**

The Company is a limited liability company and is treated as a partnership for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes.

The Company is subject to New York City Unincorporated Business Tax for which it provides for taxes and the related accounts under the asset and liability method. The difference between the statutory tax rate and the current tax rate is primarily attributed to the non-deductibility of certain member compensation and percentage of income allocation.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

3. **Related Party Transactions**

The Company has an expense sharing agreement with an affiliate whereby the affiliate provides accounting, administrative, office space, human resources and other services. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the affiliate for any or all costs that the affiliate has paid on behalf of the Company.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Receivable from Clearing Broker**
Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $100,000, which is included in the net receivable from clearing broker in the accompanying statement of financial condition.

5. **Off-Balance Sheet Risk**
In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statements for this indemnification.

6. **Regulatory Requirements**
The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company's net capital of approximately $515,000 was approximately $415,000 in excess of its required net capital of $100,000.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly is exempt from the remaining provisions of that rule.

7. **COVID-19**
During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

8. **New Accounting Pronouncement**

In June 2016, the FASB issued ASU 2016-13, Accounting for Financial Instruments – Credit Losses (Topic 326). ASU 2016-13 requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Previously, GAAP required an "incurred loss" methodology that delays recognition until it is probable a loss has been incurred. Under the new standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The income statement reflects the measurement of credit losses for newly recognize financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This provision of the guidance required a modified retrospective transition method with a cumulative-effect adjustment in retained earnings upon adoption. This guidance became effective for the Company on January 1, 2020, and the Company adopted this guidance on that date. The impact of this guidance was not material to the Company.